                                                                      EXHIBIT 23

                               Consent of KPMG LLP

Board of Directors
Insurance Auto Auctions, Inc.

We consent to incorporation by reference in the registration statement No. 33-48805 on Form S-8 of Insurance Auto Auctions, Inc. of our report dated March 25, 2004, relating to the consolidated balance sheets of Insurance Auto Auctions, Inc. and subsidiaries as of December 28, 2003 and December 29, 2002 and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the years in the three-year period ended December 28, 2003, which report appears in the December 28, 2003 annual report on Form 10-K of Insurance Auto Auctions, Inc. Our report refers to a change in the accounting for goodwill due to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

/s/ KPMG LLP

Chicago, Illinois
March 25, 2004